UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE STALLION GROUP

(Name of Subject Company)

THE STALLION GROUP

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

 (Title of Class of Securities)

852590207

(CUSIP Number of Class of Securities)

Christopher Paton-Gay

Chief Executive Officer

The Stallion Group

604 – 700 West Pender Street,

Vancouver, British Columbia V6C 1G8

(604) 662-7901

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Morton & Company Suite 1200 – 750 West Pender Street Vancouver, B.C. V6C 2T8 604.681.1194 Facsimile: 604.681.9652

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

QB\131304.00004\7303791.2

DRAFT 2/4/09

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is The Stallion Group, a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 604 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8, and the telephone number of the Company at that address is (604) 662-7901.

The title of the class of equity securities of the Company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, par value $0.001 per share.

As of January 14, 2009 there were 73,259,508 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above.

This Statement relates to a tender offer (the “Offer”) described in the Tender Offer Statement on Schedule TO, dated February 9, 2009 (as amended or supplemented, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Delta Oil & Gas, Inc., a Colorado corporation (“Purchaser”),  with the Securities and Exchange Commission relating to an offer by Purchaser to purchase all of the issued and outstanding Shares of the Company. Each Stallion common share which is tendered in the offer and accepted for purchase will be exchanged for 0.333333 of a share of Delta common stock, and cash in the amount of $0.0008 (the “Offer Price”), upon the terms and subject to the conditions set forth in the Prospectus, dated February 9, 2009 (the “Prospectus”), and the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, collectively constitute the "Offer"). The Prospectus and the Letter of Transmittal have been filed as exhibits to this Statement, and are incorporated herein by reference in their entirety. The Offer materials, including the Prospectus and Letter of Transmittal, will be separately mailed to registered stockholders of the Company and will be separately furnished to those record holders of Shares, beneficial owners, banks, brokers, dealers, trust companies and other persons who request such materials from Purchaser's depository as set forth in the Prospectus.

As set forth in the Schedule TO, the principal offices of Purchaser are located at Suite 1600, 144 4th Avenue S.W., Calgary, Alberta Canada T2P 3N4, and its telephone number is (866) 355-3644.

 ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Information regarding any agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company as the filing person or its affiliates and (1) the Company as the subject company, its executive officers, directors or affiliates or (2) Purchaser, its executive officers, directors or affiliates, is included in the in the registration statement on Form S-4 (Registration No. 333-153880) filed with the SEC on January 23, 2009 (the “Registration Statement”), which is incorporated herein by reference and included as an exhibit hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

References to “we,” “us” or “our” in Items 4 and 5 of this Statement are to the Company.

(a) Recommendation - No Opinion/Remaining Neutral Towards the Offer.

The Board is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

The Board has determined that a stockholder’s decision whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each stockholder to consult with its financial and tax advisors regarding the Offer.

(b) Background and Reasons for the Recommendation.

In evaluating the Offer and determining to express no opinion to the Company’s stockholders and to remain neutral with respect to the Offer, the Board believed that the certain significant factors which were in favor of the Board expressing no opinion to the Company’s stockholders and remaining neutral with respect to the Offer included, among other things, the following:

No Obligation to Tender. The Board considered that there is no obligation on behalf of any stockholder to tender and each stockholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all available information.

Personal Considerations.  The Board believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer. Personal considerations that the Board suggests may be relevant to this decision include, among other things:

•

The stockholder’s need for liquidity or diversification of its investment portfolio;

•

Other investment opportunities, including other types of investments, available to the stockholder;

•

The stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate; and

•

The tax and accounting consequences to the stockholder of participating in the Offer.

Stockholders may wish to consult with competent investment professionals.

The foregoing discussion of the information and factors considered by the Board  in connection with its recommendation to the Board addresses the material information and factors considered by the Board  in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board’s determination was made after consideration of the factors taken as a whole.

(c) Intent to Tender.

     To the Company’s knowledge after reasonable inquiry, the Company’s sole executive officer and director intends to tender Shares held of record or beneficially by him in the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company after due inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

[DISCLOSE, IF APPLICABLE]

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Subject Company Negotiations.

The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

(b) Transactions and Other Matters.

There are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

The offer is open for acceptance, unless withdrawn or extended at the Purchaser's sole discretion, until 5:00 p.m. (Eastern Time) on  March 17, 2009, or the expiry time. The Purchaser may extend or change the expiry time to any later time or times and date or dates as the Purchaser may fix from time to time, as described under the heading “The Offer — Extension of the Expiry Time or Variation or Change of the Offer” in the Prospectus, which is incorporated herein by reference and is included as an exhibit hereto.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. The Company’s articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to the Company.

WHERE YOU CAN FIND MORE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9. EXHIBITS.

Exhibit No.	Description
(a)(1)(i)	Letter of Acceptance and Transmittal (including guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(i) of Schedule TO filed on February 9, 2009).
(a)(1)(ii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(ii) of Schedule TO filed on February 9, 2009).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iii) of Schedule TO filed on February 9, 2009).
(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) of Schedule TO filed on February 9, 2009).
(a)(4)	Prospectus dated February 9, 2009 (incorporated herein by reference to the Prospectus)
(e)	Not Applicable
(g)	Not Applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE STALLION GROUP

Dated: February 10, 2009	By:	/s/ Christopher Paton-Gay
Christopher Paton-Gay
Chief Executive Officer and Chairman